

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Stuart Noyes
Chief Executive Officer
Summer Infant, Inc.
1275 Park East Drive
Woonsocket, Rhode Island 02895

> **Re: Summer Infant, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2022**
> **File No. 001-33346**

Dear Mr. Noyes:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on April 8, 2022

General

1. Please tell us why you have not included a proposal to approve, on an advisory (non-binding) basis, the compensation that may become payable to the named executive officers of Summer Infant in connection with the merger.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Manufacturing

cc: Elizabeth Fraser